UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS Savings Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The UPS Qualified Stock Ownership Plan (the "QSOP") was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund.

UPS Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2011 and 2010,
Supplemental Schedules as of and for the
Year Ended December 31, 2011, and
Report of Independent Registered Public Accounting Firm

UPS SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of and Participants in the
UPS Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2011, and (2) reportable transactions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
June 26, 2012

UPS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010
(In thousands)

	2011	2010
ASSETS:
Participant-directed investments — at fair value (Note 3)	$4,565,388	$4,513,279
Receivables:
Notes receivable from participants	34,817	36,606
Participant contributions	1	58
Investment income	1,256	142
Total receivables	36,074	36,806

Total assets	4,601,462	4,550,085
LIABILITIES:
Accounts payable	877	2,043
Total liabilities	877	2,043

NET ASSETS AVAILABLE FOR BENEFITS	$4,600,585	$4,548,042
See notes to financial statements.

UPS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(In thousands)

	2011	2010
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$4,548,042	$3,937,238
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	234,421	211,159
Employer contributions (Note 1)	55,662	—
Participant rollovers	2,857	1,775
Interest and dividend income	36,340	33,334
Total additions	329,280	246,268

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Transfers from Plan (Note 1)	(43,941)	—
Benefits to Plan participants	(230,264)	(251,111)
Administrative expenses (Note 2)	(4,596)	(4,307)
Total deductions	(278,801)	(255,418)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair
value of investments	2,064	619,954

NET INCREASE IN PLAN ASSETS	52,543	610,804

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$4,600,585	$4,548,042
See notes to financial statements.

UPS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

General - The UPS Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2011 IRS yearly limit of $16,500, on a pretax and/or Roth basis under the rules of Section 401(k) of the Internal Revenue Code (IRC) and also allows for contributions on an after‑tax basis, subject to IRS yearly contribution limits, as discussed below.
Transfers from Plan - During one-time transfer opportunities in 2011, three groups of eligible employees transferred their assets held in the Plan to another eligible plan:

•
Nearly 800 UPS Freight employees elected to transfer their assets held in the Plan to the Teamsters/UPS National 401(k) Tax Deferred Savings Plan. The asset transfer took place on August 1, 2011 and totaled approximately $37.7 million.

•
Nearly 100 International Association of Machinists and Aerospace Workers (“I.A.M.”) employees elected to transfer their assets held in the Plan to the I.A.M. National 401(k) Savings Plan. The asset transfer took place on September 26, 2011 and totaled approximately $3.8 million.

•
62 Flight Dispatchers elected to transfer their assets held in the Plan to the UPS Flight Dispatchers 401(k) Savings Plan. The asset transfer took place on January 7, 2011 and totaled approximately $1.8 million.

Additionally, transfers out of the Plan may occur as individuals withdraw from the Plan and remove assets from their respective brokerage accounts.

Employer Contributions - Effective January 1, 2011, UPS reinstated employer-matching contributions to the Plan. Employer contributions were $55.662 million for 2011, while there were no employer contributions in 2010.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's entire account is 100% vested at all times. Participants may make voluntary contributions in one of three ways: pretax, after tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may elect to contribute up to 35% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of a Management Incentive Program (MIP) cash award / discretionary day pay. MIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may contribute an additional 5% after tax of their eligible compensation to the Plan.

•
Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 10% of their eligible compensation subject to a maximum of $5,500 for 2011. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above. Participants should refer to the Plan document for more complete information concerning the Plan's benefit payment options.
Notes Receivable from Participants - The Plan provides for loans in cases of hardship or residential loans only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.00% to 10.50% as of December 31, 2011. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - ING provides recordkeeping and administrative services to the Plan. State Street Global Services serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily available marketable securities. The value of each share of Class A common stock held by the Plan at December 31, 2011 and 2010, is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2011.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
The Plan values investments in accordance with Accounting Standards Update (ASU) No. 2010-06 which amended ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.
The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative fees for 2011 and 2010 were as follows (in thousands):

	2011	2010
Investment advisory and management fees	$1,488	$1,345
Plan administrator fees	3,108	2,962
Total administrative expenses	$4,596	$4,307

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. For both 2011 and 2010, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.
New Accounting Standards - ASU No. 2011-04 - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010 (in thousands):

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts	$148,903	$—	$—	$148,903
Interest-bearing cash	517	—	—	517
U.S. government securities	—	362,628	—	362,628
Common and collective trusts:
Multi-asset funds	—	196,609	—	196,609
Lifestyle funds	—	471,962	—	471,962
Fixed-income funds	—	461,663	—	461,663
Equity funds	—	1,855,205	—	1,855,205
Real estate funds	—	64,556	—	64,556
UPS Stock Fund	1,003,345	—	—	1,003,345
Total investments — at fair value	$1,152,765	$3,412,623	$—	$4,565,388

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts	$146,088	$—	$—	$146,088
Interest-bearing cash	921	—	—	921
U.S. government securities	—	382,667	—	382,667
Common and collective trusts:
Balanced funds	—	207,704	—	207,704
Lifestyle funds	—	427,654	—	427,654
Fixed-income funds	—	346,278	—	346,278
Equity funds	—	1,972,699	—	1,972,699
Real estate funds	—	54,458	—	54,458
UPS Stock Fund	974,810	—	—	974,810
Total investments — at fair value	$1,121,819	$3,391,460	$—	$4,513,279

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) is as follows (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common and Collective Trusts

	2011	2010
Beginning balance — January 1	$—	$39,429
Unrealized losses	—	—
Purchases, issuances, and settlements	—	(39,429)

Ending balance — December 31	$—	$—

4.	INVESTMENTS
Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows (in thousands):

	2011	2010
State Street Bank & Trust Russell 2000 Fund Series A (10,541,025 and 10,692,971 units, respectively)	$275,521	$290,902
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund (4,008,069 units)	*	1,044,198
BlackRock Equity Index Fund F (45,236,587 units)	933,683	*
State Street Bank & Trust Standard & Poor’s Midcap Fund (11,808,178 and 12,437,099 units, respectively)	392,173	420,274
State Street Bank & Trust Daily EAFE Fund Series SL (17,461,740 units)	*	281,326
State Street Bank & Trust Company U.S. Short Term Government Credit Bond Index Fund (37,380,795 units)	*	382,667
BlackRock Short Term Bond Index Fund (35,832,849 units)	362,628	*
United Parcel Service, Inc. Class A Common Stock (13,708,768 and 13,430,839 units, respectively)	1,003,345	974,810

*	Investment does not represent 5% or more of the Plan’s assets available for benefits in respective year.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows (in thousands):

	2011	2010
Self-managed accounts	$(15,195)	$15,457

Registered investment companies:
State Street Bank & Trust Company U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	1,522	6,004
Total registered investment companies	1,522	6,004

Common and collective trusts:
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	57,357	137,344
State Street Bank & Trust Standard & Poor’s 500 Index Fund	(2,190)	**
State Street Bank & Trust Global Equity ex U.S. Index Fund	(3,639)	**
State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	(877)	**
State Street Bank & Trust U.S. Intermediate Government Bond Index Fund	3,361	**
State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	1,331	**
State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	(846)	**
State Street Bank & Trust U.S. High Yield Bond Index Fund	91	**
State Street Bank & Trust World ex U.S. Index Fund	(45,260)	**
State Street Bank & Trust Russell 2000 Fund Series A	(13,024)	58,325
State Street Bank & Trust Standard & Poor’s Midcap Fund	(9,163)	84,254
State Street Bank & Trust Daily EAFE Fund Series SL	13,031	19,762
State Street Bank & Trust Stable Fixed Income Fund for Employee Benefit Trusts	**	7,372
State Street Bank & Trust Passive Bond Market Fund	1,692	11,396
State Street Bank & Trust SSGA Age Based Income Fund	1,532	2,612
State Street Bank & Trust SSGA Age Based 2010 Fund	495	610
State Street Bank & Trust SSGA Age Based 2015 Fund	6,693	10,432
State Street Bank & Trust SSGA Age Based 2020 Fund	1,082	1,669
State Street Bank & Trust SSGA Age Based 2025 Fund	5,484	14,402
State Street Bank & Trust SSGA Age Based 2030 Fund	396	1,305
State Street Bank & Trust SSGA Age Based 2035 Fund	1,855	16,053
State Street Bank & Trust SSGA Age Based 2040 Fund	(41)	1,238
State Street Bank & Trust SSGA Age Based 2045 Fund	(9)	4,655
State Street Bank & Trust SSGA Age Based 2050 Fund	(33)	730
State Street Bank & Trust SSGA Age Based 2055 Fund	(4)	**
State Street Bank & Trust SSGA U.S. Government/Credit Bond Index SL Fund	870	5,396
State Street Bank & Trust Emerging Markets Index Fund	(9,242)	**
BlackRock Equity Index Fund F	(31,315)	**
BlackRock Short Term Bond Index Fund	4,379	**
BlackRock Bond Market Index Fund	12,624	**
BlackRock U.S. TIPS Index Fund F	5,369	905
BlackRock Emerging Markets Non-Lendable Index Fund F	1,199	5,137
BlackRock U.S. Real Estate Index Fund F	3,354	5,201
Total common and collective trusts	6,552	388,798

UPS common stock	9,185	209,695

Net appreciation in fair value of investments	$2,064	$619,954

**	Investment does not have appreciation / (depreciation) value for respective year

5.	TAX STATUS
The Internal Revenue Service has determined and informed UPS by a letter dated August 26, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company filed a determination letter application on January 29, 2010 in line with the Determination Letter staggered cycle; however, UPS and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is undergoing routine audit procedures by the IRS for the 2008 and 2009 Plan years. At this point, no issues have been identified.

6.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street Global Services and ING are the trustee and recordkeeper, respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $2.269 million and $2.458 million for the years ended December 31, 2011 and 2010, respectively. Fees paid by the Plan for investment management services were $1.227 million and $1.345 million for the years ended December 31, 2011 and 2010, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the Plan held 13,708,768 and 13,430,839 shares of common stock of the Company with a fair value of $1.003 billion and $974.810 million and a cost basis of $810.424 million and $765.871 million, respectively. During the year ended December 31, 2011, the Plan recorded dividend income on UPS common stock of $28.133 million.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011, is as follows (in thousands):

Net assets available for benefits per the financial statements	$4,600,585
Adjustment for deemed distributions from participant loans	(1,013)

Net assets available for benefits per Form 5500	$4,599,572

Net increase in plan assets per the financial statements	$52,543
Adjustment for deemed distributions from participant loans	(64)

Total income per Form 5500 (including transfers of assets)	$52,479

* * * * * *

SUPPLEMENTAL SCHEDULES

UPS SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	517,390 shares	**	$517,390
*	State Street Bank Money Market Fund Government Short Term Investment Fund	141,030,035 shares	**	141,030,035

	Total short-term investments			141,547,425

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Standard & Poor’s 500 Index Fund	236,071 units	**	62,934,848
*	State Street Bank & Trust Global Equity ex U.S. Index Fund	2,402,202 units	**	19,263,260
*	State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	262,610 units	**	8,729,673
*	State Street Bank & Trust U.S. Intermediate Government Bond Index Fund	1,292,733 units	**	65,164,092
*	State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	934,692 units	**	13,737,161
*	State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	871,684 units	**	9,818,648
*	State Street Bank & Trust U.S. High Yield Bond Index Fund	849,963 units	**	10,101,813
*	State Street Bank & Trust World ex U.S. Index Fund	27,042,228 units	**	226,749,085
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	11,808,178 units	**	392,173,219
*	State Street Bank & Trust Russell 2000 Fund Series A	10,541,025 units	**	275,521,324
*	State Street Bank & Trust SSGA Target Retirement Income SL Series Fund	2,542,029 units	**	34,945,266
*	State Street Bank & Trust SSGA Target Retirement Income 2010 SL Fund	683,959 units	**	9,725,208
*	State Street Bank & Trust SSGA Target Retirement Income 2015 SL Fund	7,827,108 units	**	101,548,896
*	State Street Bank & Trust SSGA Target Retirement Income 2020 SL Fund	1,535,668 units	**	21,821,838
*	State Street Bank & Trust SSGA Target Retirement Income 2025 SL Fund	9,197,596 units	**	115,172,294
*	State Street Bank & Trust SSGA Target Retirement Income 2030 SL Fund	986,375 units	**	13,637,625
*	State Street Bank & Trust SSGA Target Retirement Income 2035 SL Fund	9,936,549 units	**	117,807,722
*	State Street Bank & Trust SSGA Target Retirement Income 2040 SL Fund	983,780 units	**	13,304,638
*	State Street Bank & Trust SSGA Target Retirement Income 2045 SL Fund	2,995,882 units	**	35,651,001
*	State Street Bank & Trust SSGA Target Retirement Income 2050 SL Fund	823,402 units	**	7,974,652
*	State Street Bank & Trust SSGA Target Retirement Income 2055 SL Fund	38,701 units	**	373,119
*	State Street Bank & Trust Emerging Markets Index Fund	1,467,046 units	**	33,937,180
*	BlackRock Equity Index Fund F	45,236,587 units	**	933,683,159
*	BlackRock Short Term Bond Index Fund	35,832,849 units	**	362,628,429
*	BlackRock Bond Market Index Fund	8,084,589 units	**	216,020,208
*	BlackRock US TIPS Index Fund F	5,488,572 units	**	104,612,173
*	BlackRock US Real Estate Index Fund F	283,708 units	**	64,555,906
	Total common and collective trust investments			3,271,592,437

*	United Parcel Service, Inc.	13,708,768 shares of Class A Common Stock	810,423,878	1,003,344,742

	Investments in self-managed fund		**	148,903,028

	Total investments at fair value			$4,565,387,632
*	Various notes receivable from participants	Interest rates between 4.00% – 10.50% and maturities ranging up to 15 years	**	34,817,149
	Total notes receivable from participants and investments at fair value			$4,600,204,781

*	Party-in-interest

**	Cost information is not required as all investments are participant-directed

UPS SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)
Single transaction:
BlackRock	BlackRock Short Term Bond Index Fund	$344,188,992	$—	$—	$344,188,992	$—

State Street	State Street Bank & Trust U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	$—	$344,188,912	$337,873,004	$344,188,912	$6,315,908

BlackRock	BlackRock Equity Index Fund	$923,590,678	$—	$—	$923,590,678	$—

State Street	State Street Bank & Trust Standard & Poor's 500 Flagship Fund	$—	$923,590,678	$677,602,296	$923,590,678	$245,988,382

State Street	State Street Bank & Trust World ex U.S. Index Fund	$251,076,447	$—	$—	$251,076,447	$—

State Street	State Street Bank & Trust Daily EAFE Fund Series SL	$—	$251,076,447	$221,593,717	$251,076,447	$29,482,730

Series of transactions:
BlackRock	BlackRock Short Term Bond Index Fund	$391,505,142	$33,255,806	$32,989,454	$424,760,947	$266,352

State Street	State Street Bank & Trust U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	$4,466,055	$388,654,900	$381,578,313	$393,120,954	$7,076,587

BlackRock	BlackRock Equity Index Fund	$1,025,853,093	$60,855,427	$63,566,691	$1,086,708,520	$(2,711,264)

State Street	State Street Bank & Trust Standard & Poor's 500 Flagship Fund	$16,056,613	$1,004,078,454	$739,969,293	$1,020,135,068	$264,109,161

State Street	State Street Bank & Trust Short-Term Investment Fund	$207,093,864	$189,645,905	$189,645,905	$396,739,769	$—

State Street	State Street Bank & Trust World ex U.S. Index Fund	$299,180,278	$27,171,552	$29,930,854	$326,351,830	$(2,759,302)

State Street	State Street Bank & Trust Daily EAFE Fund Series SL	$5,601,521	$299,958,913	$265,018,666	$305,560,434	$34,940,247

UPS	United Parcel Service, Inc. Class A Stock	$171,134,223	$151,785,174	$116,877,281	$322,919,397	$34,907,893

BlackRock	BlackRock Bond Market Index Fund	$218,028,702	$14,632,313	$14,188,049	$232,661,015	$444,264

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS Savings Plan

Date: June 26, 2012	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.